UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TELLURIAN INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87968A104

(CUSIP Number)

Isabelle Salhorgne

General Counsel, Gas, Renewables & Power

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

011-331-4744-4546

Copies to:

Bryn A. Sappington

Paul S. Conneely

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201

214-855-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87968A104

1	NAMES OF REPORTING PERSONS: TOTAL S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 45,999,999
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 45,999,999

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 45,999,999
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)

Based on 242,063,897 shares of Tellurian Inc.’s common stock issued and outstanding as of April 3, 2019, as set forth in the representations and warranties of Tellurian Inc. contained in the Common Stock Purchase Agreement described herein.

1	NAMES OF REPORTING PERSONS: TOTAL Delaware, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 45,999,999
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 45,999,999

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 45,999,999
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)

Based on 242,063,897 shares of Tellurian Inc.’s common stock issued and outstanding as of April 3, 2019, as set forth in the representations and warranties of Tellurian Inc. contained in the Common Stock Purchase Agreement described herein.

The Schedule 13D filed on February 27, 2017 (the “Schedule 13D”), by TOTAL S.A., a société anonyme organized under the laws of the Republic of France (“Total SA”), and TOTAL Delaware, Inc., a Delaware corporation (“Total Delaware” and, together with Total SA, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Tellurian Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on May 11, 2017 and Amendment No. 2 filed on February 19, 2019, is hereby amended and supplemented as set forth below by this Amendment No. 3 to the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

Common Stock Purchase Agreement

On April 3, 2019, Total Delaware entered into a Common Stock Purchase Agreement with the Issuer (the “Tellurian CSPA”), pursuant to which Total Delaware agreed to purchase from the Issuer, and the Issuer agreed to issue and sell to Total Delaware in a private placement (the “Private Placement”), 19,872,814 shares (the “Shares”) of Common Stock, in exchange for a cash purchase price of $10.064 per share (the “Per Share Purchase Price”), subject to the terms and conditions set forth therein.

The closing of the Private Placement is subject to the satisfaction of certain closing conditions, including (i) obtaining the approval of the Issuer’s stockholders for the issuance and sale of the Shares pursuant to the Tellurian CSPA to the extent required by, and in accordance with, the rules of The Nasdaq Stock Market (the “Issuer Stockholder Approval”); (ii) the Issuer’s affirmative final investment decision with respect to the Driftwood LNG Project – Phase I (as such term is defined in the Tellurian CSPA) (the “Phase I Driftwood LNG Project”); (iii) the Issuer acquiring a 7.2% interest in Driftwood Holdings LP, the entity that will hold the Phase I Driftwood LNG Project, for $1.0 billion (the “Company Subsidiary Investment”); and (iv) certain other customary closing conditions.

The Tellurian CSPA contains customary representations, warranties and covenants of the Issuer and Total Delaware. Also, the Issuer and Total Delaware each agreed to indemnify the other party and their respective affiliates, directors, officers and employees against certain losses resulting from breaches of their respective representations, warranties and covenants, subject to certain negotiated limitations set forth in the Tellurian CSPA.

In addition, under the terms of the Tellurian CSPA, the Issuer granted certain anti-dilution rights to Total Delaware that entitle Total Delaware to purchase additional shares of Common Stock under certain circumstances if all or a portion of the Company Subsidiary Investment is financed with securities convertible into Common Stock (“Phase I Convertible Securities”). This anti-dilution right entitles Total Delaware to buy additional shares of Common Stock following any conversion of Phase I Convertible Securities to the extent necessary for Total Delaware to maintain an ownership percentage of 20% with respect to the outstanding shares of Common Stock, as calculated in the manner provided in the Tellurian CSPA. The purchase price payable by Total Delaware for such additional shares will be equal to the lower of (i) the Per Share Purchase Price and (ii) the price per share of Common Stock at which the applicable Phase I Convertible Securities were converted. The Tellurian CSPA also provides that Total Delaware will have certain customary registration rights with respect to the Common Stock it currently owns as well as the shares to be issued pursuant to the Tellurian CSPA.

The description of the Tellurian CSPA set forth above does not purport to be complete and is qualified in its entirety by reference to the Tellurian CSPA, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Voting Agreements

On April 3, 2019, in connection with the execution of the Tellurian CSPA, Total Delaware entered into two Voting Agreements (the “Voting Agreements”). The first Voting Agreement was entered into by and among the Issuer, Total Delaware, and each of Mr. Charif Souki (the Issuer’s Chairman), the Souki 2016 Family Trust, and Mr. Martin Houston (the Issuer’s Vice Chairman) in their capacity as stockholders of the Issuer (collectively, Mr. Charif Souki, the Souki 2016 Family Trust, and Mr. Martin Houston, the “Other Stockholders”), and obligates each of the Other Stockholders, subject to certain exceptions, to vote any Issuer equity securities they hold in favor of the proposal seeking the Issuer Stockholder Approval. The second Voting Agreement was entered into by and between the Issuer and Total Delaware, and obligates Total Delaware, subject to certain exceptions, to vote any Issuer equity securities it holds in favor of approving the proposal seeking the Issuer Stockholder Approval. The Voting Agreements will terminate upon the earlier to occur of (a) obtaining the Issuer Stockholder Approval, (b) the termination of the Tellurian CSPA in accordance with its terms, and (c) the mutual written agreement of the parties to the applicable Voting Agreement.

The description of the Voting Agreements set forth above does not purport to be complete and is qualified in its entirety by reference to the Voting Agreements, as applicable, copies of which are attached hereto as Exhibits 99.2 and 99.3 and incorporated herein by reference.

The Reporting Persons have not entered into any agreement or understanding to act together with any other stockholder of the Issuer for the purposes of acquiring, holding, voting or disposing of the Common Stock. Accordingly, the Reporting Persons expressly disclaim membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with any other person, and expressly disclaim beneficial ownership of any shares of the Issuer’s Common Stock beneficially owned by any other person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

The information set forth above in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit No.	Description

99.1	Common Stock Purchase Agreement, dated as of April 3, 2019, between Tellurian Inc. and Total Delaware, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 3, 2019).

99.2	Voting Agreement, dated as of April 3, 2019, by and between Tellurian Inc., Total Delaware, Inc., Charif Souki, the Souki 2016 Family Trust, and Martin Houston (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 3, 2019).

99.3	Voting Agreement, dated as of April 3, 2019, by and between Tellurian Inc. and Total Delaware, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 3, 2019).

Signatures

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2019	TOTAL S.A.

	By:	/s/ Antoine Larenaudie
	Name: Title:	Antoine Larenaudie Group Treasurer

TOTAL DELAWARE, INC.

	By:	/s/ Christophe Gerondeau
	Name: Title:	Christophe Gerondeau President